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(LAIDLAW ENVIRONMENTAL SERVICES INC. LETTERHEAD)

                               March 2, 1998

DEAR SAFETY-KLEEN
SHAREHOLDER:              We believe Safety-Kleen's Board has lost sight of one
                          simple issue: SHAREHOLDER VALUE.

                          In its relentless pursuit of a proposed $27.00 per share merger with S-K Parent Corp. (the "Buyout Merger") THE BOARD HAS CHOSEN TO REJECT THE OPINION OF ITS OWN INVESTMENT BANKERS, to ignore the votes of shareholders and to support what we believe to be an inferior offer.

                          When you vote on the Buyout Merger on March 9, consider the following.

LAIDLAW ENVIRONMENTAL'S
OFFER PROVIDES GREATER
VALUE, UPSIDE POTENTIAL
AND SYNERGIES             Laidlaw Environmental is offering $30(1) for each
                          share of Safety-Kleen.
                          The Laidlaw Environmental offer also allows
                          Safety-Kleen shareholders to participate in the value that we believe will be created by combining two of the leading service companies in the hazardous and industrial waste management business.

                          The strategic merger of Safety-Kleen with Laidlaw Environmental will combine the strengths of Safety-Kleen's premier service delivery and recycling system and its 400,000 small to medium sized customers with Laidlaw Environmental's network of fully permitted service centers and its 18,000 medium to large customers. We believe this merger will generate $100-$130 million of cost savings synergies that will benefit ALL continuing Laidlaw Environmental shareholders.

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FACT: SAFETY-KLEEN'S
OWN INVESTMENT BANKER
AND ISS SAY THE LAIDLAW
ENVIRONMENTAL OFFER IS
SUPERIOR "...it is our opinion as investment bankers that it is more likely than not that, as of the time of the anticipated closing of the Current LLE Offer, the value of the consideration which would be received under the Current LLE Offer would exceed the value of the consideration which would be received in the Merger."

                                    From letter dated January 31, 1998 from
                                    William Blair & Company, L.L.C. to the Board of Directors of Safety-Kleen Corp.

                          "On balance, we believe that [Laidlaw Environmental's] offer is superior to the proposed Philip Group merger.... Due to these factors, we believe that [the
                          Safety-Kleen] shareholders should not support this merger agreement."

                                    From February 5, 1998 report of
                                    Institutional Shareholder Services, the
                                    leading independent proxy advisory firm.

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(1) The Offer consists of $18 cash and $12 of Laidlaw Environmental Services
    Inc. Common Stock, assuming the fair market price of Laidlaw Environmental Common stock is not less than $4.28571. The actual fair market value of the Laidlaw Environmental Common Stock to be exchanged pursuant to the Laidlaw Environmental offer may vary, and will be less than $12.00 if the market price on the day of exchange is less than $4.28571.
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THE SAFETY-KLEEN BOARD
CONTINUES TO IGNORE THE
WISHES OF SHAREHOLDERS
                          SAFETY-KLEEN SHAREHOLDERS SIMPLY HAVE NOT DEMONSTRATED SUPPORT FOR THE BUYOUT MERGER. Although approximately 54% of the Safety-Kleen shareholders tendered into our Offer as of February 13, 1998, we recognize that these shareholders could also vote in favor of the Buyout merger. However, Safety-Kleen has twice adjourned the shareholder meeting at which the Buyout Merger is to be considered -- from February 11 to February 25, and from February 25 to March 9.

                          Based on information released by Safety-Kleen after the February 5 adjournment, as of February 25 LESS THAN 50%of the outstanding Safety-Kleen shares have been voted in favor of the Buyout Merger.

                          When will the Board face the fact -- SHAREHOLDERS DO NOT SUPPORT THE BUYOUT MERGER.

WE HAVE GONE TO COURT
TO SEEK RELIEF            Because less than one-half of Safety-Kleen's
                          shareholders supported the Buyout Merger proposal and in light of Safety-Kleen's adjournment of the February
                          25 special meeting to March 9, Laidlaw Environmental is seeking an injunction requiring the Safety-Kleen
                          Board to remove all remaining impediments to the Laidlaw Environmental offer.

NOW YOU SHOULD TELL THE
BOARD TO STOP
STONEWALLING -- VOTE
AGAINST THE BUYOUT
MERGER Preserve your opportunity to participate in Laidlaw Environmental's premium offer by voting AGAINST THE BUYOUT MERGER PROPOSAL.
                          Laidlaw Environmental is committed to its offer. If Safety-Kleen shareholders reject the Buyout Merger, Laidlaw will not withdraw its offer until Safety-Kleen's shareholders have had sufficient time to accept the Laidlaw Environmental offer.

                          Let the Safety-Kleen board of directors know YOU WILL NOT SETTLE FOR THE BUYOUT MERGER.

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                         VOTE AGAINST THE BUYOUT MERGER
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                           SIGN, DATE AND RETURN THE
                        GREEN-STRIPED PROXY CARD TODAY.

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    IF YOU NEED ASSISTANCE OR INFORMATION, PLEASE CALL OUR PROXY SOLICITOR:
                      MORROW & CO., INC. @ (800) 662-5200
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THIS SOLICITATION RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO
THE MARCH 9, 1998 MEETING AND IS NOT A REQUEST FOR THE TENDER OF SHARES OF SAFETY-KLEEN COMMON STOCK. THE DETAILED TERMS AND CONDITIONS OF THE LAIDLAW ENVIRONMENTAL OFFER ARE SET FORTH IN THE AMENDED PROSPECTUS OF LAIDLAW ENVIRONMENTAL AND THE RELATED LETTER OF TRANSMITTAL WHICH HAVE BEEN SEPARATELY MAILED TO SAFETY-KLEEN SHAREHOLDERS.